Camber Energy, Inc. 8-K

Exhibit 3.4

“6.5

Lineal Board of Directors Appointment Rights.

(a)

For so long as the Preferred Stock Appointment Requirements are met, and subject to the Shareholders Agreement, at any time Camber is naming members of Lineal’s managers (defined in Lineal’s organizational documents as the Board of Directors) and/or at any time via a written consent of a Majority In Interest, (i) prior to Shareholder Approval, the Holders shall have the exclusive right to nominate, appoint, and elect four (4) members of Lineal’s Board of Directors; and (ii) subsequent to Shareholder Approval, the Holders shall have the exclusive right to nominate, appoint, and elect one (1) member of Lineal’s Board of Directors (each such member elected by a Majority In Interest, pursuant to this Section 6.5(a), a “Lineal Preferred Stock Director”).

(b)

A Lineal Preferred Stock Director may be removed at any time as a director on the Lineal Board of Directors (with or without cause) upon, and only upon, the written request of a Majority In Interest. In the event that a vacancy is created on the Lineal Board of Directors at any time due to the death, disability, retirement, resignation or removal of a Lineal Preferred Stock Director, then a Majority In Interest shall have the right to designate an individual to fill such vacancy. In the event that a Majority In Interest shall fail to designate in writing a representative to fill the vacant Lineal Preferred Stock Director seat on Lineal’s Board of Directors, and such Board seat shall remain vacant until such time as a Majority In Interest elects an individual to fill such seat in accordance with this Section 6.5, and during any period where such seat remains vacant, Lineal’s Board of Directors nonetheless shall be deemed duly constituted.

(c)

The initial Lineal Preferred Stock Directors shall be designated and appointed immediately following the Original Issuance Date, and may, in the discretion of Lineal’s Board of Directors, be appointed to Lineal’s Board of Directors by Lineal’s Board of Directors.

(d)

The right to appoint Lineal Preferred Stock Directors as provided in this Section 6.5 shall terminate on the date that the Preferred Stock Appointment Requirements are no longer met, and any Lineal Preferred Stock Directors shall promptly resign thereafter at the request of the non-Lineal Preferred Stock Directors.

(e)

Unless otherwise approved by a Majority In Interest, the Board of Directors of Lineal shall have no more than five (5) members.”